SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF THE COMPANHIA SIDERÚRGICA NACIONAL, HELD ON APRIL 15, 2019.

CNPJ/MF nº 33.042.730/0001-04

NIRE: 35300396090

1.         Date:               April 15, 2019.

2.         Time:              11:00 a.m.

3.         Place:              Av. Brigadeiro Faria Lima, nº 3400 - 20º andar, São Paulo - SP

4.         Convocation: Carried out in the manner set forth in Article 15, paragraph 5, of the Bylaws, all members of the Board of Directors being present.

5.         Presence:        Benjamin Steinbruch, Léo Steinbruch, Yoshiaki Nakano, Fabiam Franklin and Antonio Bernardo Vieira Maia - Counselors; Claudia Maria Sarti - General Secretary of the Board of Directors, and the meeting was held via telephone conference, as provided for in Article 15, paragraph 2, of the Bylaws.

6.         Topics Discussed (for information purposes): Presentation of Technical-Accounting Opinion on the proposed distribution of mandatory minimum dividends for the year 2018 - In view of the convening of its Chairman, Mr. Benjamin Steinbruch, sent as a matter of urgency in 4.12.2019, the Board of Directors ("Board") met to analyze the Technical and Accounting Opinion ("Technical Opinion"), issued by FIPECAFI - Foundation for Accounting, Actuarial and Financial Research, on the proposal of the distribution management of mandatory minimum dividends related to the 2018 fiscal year, approved at the Meeting of the Company's Board of Directors held on 2.20.2019 ("RCA"). Once the work was opened, Mr. Benjamin Steinbruch stated that the appointment of the Technical Opinion (attached to these minutes in the form of Exhibit I), sent to the Board members on 4.12.2019, was determined by him as Chairman of the Board and in fiduciary duties of diligence, loyalty and acting in the best interests of the Company, in order to elucidate certain issues raised by board member Léo Steinbruch in his statement of vote contrary to the allocation of 25% of the net profit for the distribution of mandatory minimum dividends, rendered in the RCA. Before presenting the topic for discussion, the President of the Council also pointed out that FIPECAFI, responsible for the preparation of the Technical-Opinion, is a foundation created in the 1970s by Professors of the Faculty of Economics, Administration and Accounting of the University of São Paulo Paulo - FEA / USP, responsible for the most important works in the area of accounting and finance in Brazil. After initial considerations, the Chairman of the Board presented the results of the Technical Opinion, which concluded as appropriate the proposal for payment of mandatory minimum dividends for the year 2018, approved by a majority vote by the members of the Board of Directors. According to the Technical Opinion, the proposal and calculation of the mandatory minimum dividend in fiscal year 2018 complied with the procedures set forth in Brazilian Corporation Law, the Company's Bylaws and the accounting standards issued by the Accounting Pronouncements Committee- CPC (related to International Financial Reporting Standards - IFRS), so that managers could not have acted otherwise than by filing and approving the distribution of mandatory minimum dividends. The Technical Report certifies that the payment of the proposed dividends is fully compatible with the Company's financial situation since (i) CSN Group (consolidated) has more than R$ 3.1 billion in cash and cash equivalents; (ii) the Company's management projects a cash flow generation (EBITDA) of R$ 7.5 billion for the year 2019, as well as an additional cash inflow to reducing indebtedness; (iii) the Company's projections, already disclosed to the market, have a Net Debt/ EBITDA ratio of 3.0x at the end of 2019; and (iv) several cash-generating initiatives have already been carried out by management, while others are in an advanced negotiation stage. After presenting and analyzing the Technical Opinion, the members of the Board were satisfied and reaffirmed the decision taken at the Board of Directors to approve the allocation of net income for the fiscal year of 2018 in the manner proposed by the Company's Board of Executive Officers. Board member Léo Steinbruch presented a separate written statement, which was attached to the minutes of this meeting. Finally, the Chairman of the Board warned that any personal dissent of board member Léo Steinbruch against other controlling shareholders should not guide the decisions of this Board, as a collegiate body whose main missions are to protect and value the Company, optimize the return on investment in the long term and strive for a balance between all stakeholders in social affairs. He also warns that the harsh conduct adopted in the dissenting vote delivered by the aforementioned board member in the RCA is against the Company's best interest and causes unjustifiable reputational losses to its business. In this sense, the Chairman of the Board recommends that said behavior be duly analyzed by board members to verify any breach of fiduciary duty. There being no further business to discuss, the meeting was adjourned, from which these minutes were drawn up, which were read and found to be in conformity, and were signed by those present.

We attest that the resolutions herein transcribed are true to the original of the minutes filed at the Company's Headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti

Secretary General of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 15, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.